Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-199150

November 13, 2014

eHi Car Services Limited

eHi Car Services Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering in the United States will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204 (toll-free within the United States); or calling Goldman, Sachs & Co. at 1-201-793-5170. You may also access the company’s most recent prospectus dated November 13, 2014, which is included in Amendment No. 4 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on November 13, 2014, or Amendment No. 4, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1517492/000104746914009155/a2222197zf-1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 4. All references to page numbers are to page numbers in Amendment No. 4.

(1) Add the following as a footnote to the table on the cover page of the prospectus:

(1) The underwriters will receive compensation in addition to the underwriting discount. See ‘‘Underwriting.’’

(2) Add the second paragraph on page 25 as follows:

On November 12, 2014, PwC received a communication from a non-employee who allegedly obtained information from one of our employees, alleging that (i) certain cars in our fleet were not suitable for rental and were accounted for at a high residual value above their actual residual value, and (ii) we had misrepresented the size of our fleet by including certain cars that were lost. These allegations mirror those made in the letters received in October 2014 by PwC and the underwriters whose names appeared on the cover of the registration statement.  With respect to the allegation that certain cars in our fleet were not suitable for rental and were accounted for at a high residual value above their actual residual value, the majority of the cars identified in the November 12, 2014 communication were included in the October 2014 communication.  With respect to the allegation that we had misrepresented the size of our fleet by including certain cars that were lost, all of the cars identified in the November 12, 2014 communication were included in the October 2014 communication.  We instructed OMM to conduct a supplemental investigation into the allegations contained in the November 12, 2014 communication.  Based on that supplemental investigation, OMM concluded that the allegations in the November 12, 2014 communication are without merit.  After conducting further procedures to evaluate the vehicles identified in the November 12, 2014 communication, as well as the source of the allegations contained therein, we have concluded that the allegations in the November 12, 2014 communication are without merit and that the accounting treatment of the additional identified cars is consistent with our policies as described in the registration statement.

(3) Amend the third paragraph on page 25 as follows:

We are in the process of investigating the possible theft of company information that has been used out of context in these allegations, which includes conducting interviews with certain employees that may have access to this information. We also intend to refer these incidents to appropriate authorities.

(4) Amend the first and second paragraphs on page 26 as follows:

Nevertheless, the author or authors of the letter or the communication could reiterate their allegations in a public forum. They could contact the press or publish the allegations on the internet, and it is possible that the allegations would then result in adverse publicity for our company. That publicity could have a materially adverse effect on our business and our reputation, and as a result, could adversely affect the market for our securities or the price of our ADSs.

In addition, the author or authors of the letter or the communication have said in correspondence that they intend to release their allegations publicly. If they do, it is likely that one or more investors will file a securities class action or other lawsuits against us, our management and our directors. Even though the allegations are without merit, any such lawsuit, and any additional allegations of misrepresentation, fraud or other inappropriate business practices, could harm our reputation and business, and could distract our management from day-to-day operations of our business. We cannot assure you that we will be able to obtain the dismissal of any such lawsuits, even if they are without merit. We will also incur costs in managing and defending any such litigation and may incur related indemnity obligations. We may need to pay damages or settle any such litigation with a substantial amount of cash. These costs could have a material adverse impact on our business, our reputation, our results of operation and cash flow.

(5) Add the second paragraph on page 217 as follows:

We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters, payable by us, in an aggregate amount not to exceed 1% of the gross offering proceeds.